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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period March 26, 2003

SANPAOLO IMI S.p.A.

(formerly ISTITUTO BANCARIO SAN PAOLO DI TORINO-ISTITUTO MOBILIARE
ITALIANO S.p.A.)
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
By:	/s/ GIORGIO SPRIANO Name: Giorgio Spriano Title: Head of Company Secretariat

Date: March 26, 2002

SANPAOLO IMI

  •
  In the first two months of 2003 the Group made significant operational growth, in terms of both financial assets (+0.9%), and loans to customers (+1.7%).

  •
  Financial statements for 2002 approved: consolidated net income of 889 million Euro and dividend of 0.30 Euro per share confirmed.

  •
  Group life business embedded value grows: 899 million euro for Sanpaolo WM and 844 million for Banca Fideuram.

  •
  System of corporate governance: to reflect changes in the Codice di Autodisciplina delle Società quotate ("Code of Self-discipline of Quoted companies").

  •
  The Bank and the Group adopt an Ethical Code: principles, ethical values and rules of conduct aimed at guaranteeing sustainable development and value creation for all stakeholders are defined.

        Turin, 25 March 2003—The Board of Directors today approved the results of the SANPAOLO IMI Group, substantially in line with those announced on 12 February for the end of the fourth quarter of 2002. Figures for the first two months of 2003, confirming the recovery signs already seen in the final months of the past year, were also examined.

        Notwithstanding adverse market conditions, Group financial assets have grown by 0.9% since the beginning of the year (up by approximately 3.2 billion euro): managed savings grew by approximately 0.5%, assets under administration 1.7% and direct deposits 0.8%, with a recomposition of assets towards the last two components. Also particularly positive was the development in insurance: premia increased 1.3 billion euro (7.7 billion euro at the end of 2002). Net loans to customers recorded an increase of 1.7%, corresponding to a positive flow of 2.1 million euro.

        In management terms a constant attention to cost control and asset quality was maintained.

        Performance in the principal profitability items in the first two months of 2003 was substantially in line with the objectives fixed by the budget and confirms the validity of the actions taken in 2002 to strengthen customer relationships.

*        *        *

        The principal data of the consolidated financial statements at 31 December 2002 are consistent with those of the quarterly report:

  Profitability items

  •
  net interest income: -4.7% (3,773 million euro); comparison with 2001 shows how the development in average amounts of sight deposits and medium-long term loans to customers has only in part compensated for the closure of customer spreads.

  •
  net commissions: -8.1% (2,809 million euro); development on an annual basis was affected by the negative performance of financial markets. The contraction in commission revenues was due both to falls in the total stock of assets under management, and to the changed mix of customer financial assets, directed towards lower risk forms of investment. Commissions on deposits and current accounts increased by 13.8% (438 million euro).

  •
  profits from companies carried at equity and dividends from shareholdings: +28.1%. (292 million euro); the increase was principally due to subsidiary insurance companies—whose business is expanding significantly—and other banking shareholdings.

  •
  net interest and other banking income: in relation to the above, showed a contraction of 5.1% (7,160 million euro).

  •
  administrative costs: the structural cost containment actions taken from 2001 allowed the Group to maintain a rigorous control over administrative cost movements, which remained virtually unchanged.

  •
  personnel costs: -0.2% (2,856 million euro). This benefited from a reduction in staff of 906; the reduction in costs was achieved notwithstanding the contractual increases during the year, following the renewal of the CCNL, and the contractual adjustment for the year of the personnel of the former Banco di Napoli.

  •
  provisions and net adjustments to loans and financial fixed assets: +41.6% (1,426 million euro). The net flow was determined by an increase of 121.7% in adjustments to financial fixed assets (principally the shareholdings in Santander Central Hispano and Fiat) and increases of respectively 22% and 11.9% in provisions for risks and charges and provisions and adjustments for credit risks.

  •
  net income: amounted to 889 million euro, down by 35.4%. To meet the extraordinary impact connected to the shareholdings and to pursue Group tax efficiency, the Fondo Rischi Bancari Generali was used for 364 million euro.

  •
  RoE: 8.3% against 12.9% in 2001

Volumes

  •
  net loans to customers: 124,115 million euro (+2.2%)

  •
  direct deposits: 137,049 million euro (+1.7%)

  •
  assets under administration: 87,717 million euro (+3.7%)

  •
  life technical reserves: 27,154 million euro (+35.5%)

  •
  asset management: 131,515 million euro (-5%)

  •
  doubtful loans: 2,892 million euro (-2.3%)

  •
  net non-performing loans/net loans: 1.1% (unchanged on 2001)

  •
  Tier 1 ratio: 7.3% and Total ratio: 10.7%

        The parent bank financial statements show a net income of 764 million Euro, down 28.3% on the preceding year.

        The distribution of a dividend of € 0.30 (with full tax credit) will be proposed to the Shareholders' meeting, called for next 28 and 29 April, respectively on first and second call. Ex-dividend and payment are expected respectively for next 19 and 22 May.

        The net result recorded by the life companies contributed substantially to Group net income: Sanpaolo Vita and its subsidiary Sanpaolo Life (part of SANPAOLO IMI Wealth Management) contributed 70 million euro to Group net income and Fideuram Vita recorded a net income of 46 million euro.

        The importance of the life sector is clear from the growth in embedded value in the insurance business, derived from the sum of shareholders' equity adjusted to market value and the policy portfolio in existence: for SANPAOLO IMI WM embedded value of 752 million euro in 2001 rose to 899 million euro in 2002 (+19.55%) and for Fideuram from 743 million euro to 844 million euro (+13.6%).

        The consolidated and parent company financial statements with the reports of the Board of Statutory Auditors and Independent Auditors will be deposited according to law.

*        *        *

        In the context of an ever growing attention to governance profiles and transparent communication to Institutional Investors and the market, the SANPAOLO IMI Group has taken in recent innovations to the Code of Self-discipline of Quoted companies.

        The Board of Directors of SANPAOLO IMI has thus moved to evaluate the independence of the Directors of the Company, in the light of the more analytical criteria defined with the recent revision of the Code and has established that, among the non-executive Directors ("privi di deleghe"), the following are to be considered "non-independent" (in consideration of their offices with shareholders in the shareholders' agreement of SANPAOLO IMI and having significant economic relationships with the Bank):

Isabelle Bouillot
Gabriele Galateri di Genola e Suniglia
Virgilio Marrone
Iti Mihalich

        The Board of Directors of the SANPAOLO IMI Group has further moved to identify the related parties of the Bank and to define a Group procedure for the deliberation of transactions with the same parties, aimed at establishing roles and responsibilities, as well as indicating the information flows between the structures of the Bank and directly and indirectly controlled companies.

        Finally, the Board of Directors of SANPAOLO IMI has approved the adoption of the Ethical Code, containing the indication of the ethical principles and values of reference to identify an ethical-environmental corporate policy for the Bank and its Directors, employees and co-workers, in every operational and geographical context.

        The report on the system of corporate governance and adherence to the code of self discipline will be made available together with the documentation for the shareholders' meeting to approve the financial statements and published on the bank's internet site www.sanpaoloimi.com.

Reclassified consolidated statement of income

	2002	2001 pro forma(1)	pro forma
	(€/mil)	(€/mil)	(%)
NET INTEREST INCOME	3,771	3,959	-4.7

Net commissions and other net dealing revenues	2,799	3,056	-8.4
Profits and losses from financial transactions and dividends on shares	285	300	-5.0
Profits from companies carried at equity and dividends from shareholdings	290	228	+27.2

NET INTEREST AND OTHER BANKING INCOME	7,145	7,543	-5.3

Administrative costs	-4,641	-4,647	-0.1
—personnel	-2,846	-2,862	-0.6
—other administrative costs	-1,530	-1,519	+0.7
—indirect duties and taxes	-265	-266	-0.4
Other operating income, net	356	353	+0.8
Adjustments to tangible and intangible fixed assets	-510	-479	+6.5

OPERATING INCOME	2,350	2,770	-15.2

Adjustments to goodwill and merger and consolidation differences	-210	-172	+22.1
Provisions and net adjustments to loans and financial fixed assets	-1,413	-1,007	+40.3

INCOME BEFORE EXTRAORDINARY ITEMS	727	1,591	-54.3

Net extraordinary income	298	414	-28.0

INCOME BEFORE TAXES	1,025	2,005	-48.9

Income taxes for the period	-458	-517	-11.4
Change in reserves for general banking risks	364	-6	n.s.
Income attributable to minority interests	-42	-106	-60.4

NET INCOME	889	1,376	-35.4

(1)
The pro forma statement of income for 2001 has been prepared assuming the merger with Cardine and the acquisition of Banka Koper as of 1/1/2001.

The pro forma statement on income for 2001 and and the statement of income for 2002 are unaudited.

Reclassified consolidated balance sheet

	31/12/2002	31/12/2001 pro forma(1)	Change 31/12/02- 31/12/01 pro forma
	(€/mil)	(€/mil)	(%)
ASSETS
Cash and deposits with central banks and post offices	1,406	1,172	+20.0
Loans	148,701	151,346	-1.7
—due from banks	22,000	26,436	-16.8
—loans to customers	126,701	124,910	+1.4
Dealing securities	19,694	24,557	-19.8
Fixed assets	9,596	11,889	-19.3
—investment securities	2,897	3,986	-27.3
—equity investments	4,064	4,898	-17.0
—intangible fixed assets	406	444	-8.6
—tangible fixed assets	2,229	2,561	-13.0
Differences arising on consolidation and on application of the equity method	1,030	1,243	-17.1
Other assets	23,346	23,220	-0.5

Total assets	201,160	213,427	-4.5

LIABILITIES
Payables	161505	171,285	-5.7
— due to banks	24456	36,482	-33.0
—due to customers and securities issued	137,049	134,803	+1.7
Provisions	3,813	4,278	-10.9
—for taxation	670	1,219	-45.0
—for termination indemnities	961	955	+0.6
—for risks and charges	1,839	1,761	+4.4
—for pensions and similar	343	343	—
Other liabilities	20,971	20,309	+3.3
Subordinated liabilities	6,613	5,829	+13.4
Minority interests	334	793	-57.9
Shareholders' equity	10,537	10,933	-3.6

Total liabilities	203,773	213,427	-4.5

1.
The pro forma balance sheet data at 31/12/2001 has been prepared assuming the merger with Cardine and the acquisition of Banka Koper as of 1/1/2001.

The pro forma balance sheet data at 31/12/2001 and balance sheet data at 31/12/2 2002 are unaudited.

Quarterly analysis of the reclassified consolidated statement of income

	2002					2001 pro forma(1)
	IV quarter	III quarter	II quarter	I quarter pro forma(1)	Quarterly average	IV quarter	III quarter	II quarter	I quarter	Quarterly average
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
NET INTEREST INCOME	960	936	950	927	943	1,001	956	1,005	997	990

Net commissions and other net dealing revenues	755	668	689	697	702	776	726	798	756	764
Profits and losses from financial transactions and dividends on shares	64	13	125	84	72	141	6	81	72	75
Profits from companies carried at equity and dividends from shareholdings	53	55	135	49	72	60	7	101	60	57

NET INTEREST AND OTHER BANKING INCOME	1,832	1,672	1,899	1,757	1,789	1,978	1,695	1,985	1,885	1,886

Administrative costs	-1,224	-1,128	-1,176	-1,120	-1,161	-1,234	-1,105	-1,178	-1,130	-1,162
—personnel	-745	-691	-721	-699	-714	-727	-683	-744	-708	-716
—other administrative costs	-410	-375	-384	-359	-381	-444	-358	-358	-359	-380
—indirect duties and taxes	-69	-62	-71	-62	-66	-63	-64	-76	-63	-66
Other operating income, net	94	93	93	78	90	78	89	102	84	89
Adjustments to tangible and intangible fixed assets	-160	-127	-112	-111	-127	-146	-120	-111	-102	-120

OPERATING INCOME	542	510	704	604	591	676	559	798	737	693

Adjustments to goodwill and merger and consolidation differences	-88	-39	-44	-41	-53	-50	-42	-41	-39	-43
Provisions and net adjustments to loans and financial fixed assets	-661	-453	-156	-156	-357	-443	-192	-228	-144	-252

INCOME BEFORE EXTRAORDINARY ITEMS	-207	18	504	407	181	183	325	529	554	398

Net extraordinary income	126	34	80	56	73	38	167	130	79	103

INCOME BEFORE TAXES	-81	52	584	463	254	221	492	659	633	501

Income taxes for the period	42	-77	-243	-172	-112	6	-93	-188	-242	-129
Change in reserves for general banking risks	353	13	-2	—	91	-6	-1	1	—	-2
Income attributable to minority interests	—	-14	-15	-14	-11	12	-58	-36	-24	-26

NET INCOME	314	-26	324	277	222	233	340	436	367	344

  •
  The process of Group rationalisation and strengthening of distribution capacity continues:

  •
  Public offer for all the shares of Banca Popolare dell'Adriatico, already 70.86% controlled

  •
  Merger by incorporation of Banca Agricola di Cerea into Cassa di Risparmio di Padova e Rovigo

  •
  Increase in the share in Cassa di Risparmio di Forlì from 21% to 29.77%

  •
  Renewal of certain Group Companies' top management

        Turin, 25 March 2003—The Board of Directors of SANPAOLO IMI, in today's meeting, has approved a series of initiatives to confirm the process di rationalisation and strengthening of the distribution capacities of the Group, as already outlined in the Three-Year Plan.

        For this, SANPAOLO IMI will proceed to a voluntary Public Offer, pursuant to artt. 102 etc of DLgs 24/2/1998 n.58, for the ordinary shares of Banca Popolare dell'Adriatico, a company quoted on the restricted market, in which it already holds indirectly, through its subsidiary Cardine Finanziaria, 70.86% of the capital. The Board of Directors of SANPAOLO IMI agreed this in today's meeting, also fixing the price and essential conditions of the transaction.

        The Offer, expected to begin in the second half of May, following the payment of the 2002 dividend to current shareholders, will concern all the ordinary shares in circulation, excluding those already indirectly held by SANPAOLO IMI.

        SANPAOLO IMI will make a cash consideration of € 7.26 per share. Given that the settlement of the Offer will take place ex dividend (€ 0.24 per share) the consideration, together with the dividend recognised, incorporates a premium of 13.4% on the average Stock Exchange price in the past month, 10.5% on the three-month average, 10.3% on the six-month average and 1.2% on the annual average. The financial outlay for the Offer, in case of full acceptance, will be approximately € 82 million, financed from own funds.

        The initiative is part of the context of strategic direction defined in relation to the distribution model of the Group and aims to encourage, through greater integration of Banca Popolare dell'Adriatico within the Group, a further enhancement of its economic and productive potential. The transaction—in which SANPAOLO IMI was advised by J.P.Morgan—is aimed at acquiring all the shares of Banca Popolare dell'Adriatico and in any case to create the conditions for the delisting of the shares.

        The effectiveness of the Offer is subject to the acceptance by a minimum number of shares to allow SANPAOLO IMI to hold 90% shares plus one share of the equity capital, while SANPAOLO IMI may also acquire a lesser amount.

        In this regard, it should be made clear that, upon reaching the level of more than 90% of the capital, there will be no reconstitution of the free float but the launch of a residual offer pursuant to art.108 of DLgs 24/2/1998 n.58 and that, on reaching the level, through the first offer, or residual offer, of 98% of the capital, the right to purchase pursuant to art.111 of the legislative decree will be exercised.

*        *        *

        The Board di Directors has approved the concentration of the activities of Banca Agricola di Cerea into Cassa di Risparmio di Padova e Rovigo.

        The transaction, which envisages through the merger by incorporation of at the Cassa di Risparmio di Padova e Rovigo of the activities of Banca Agricola di Cerea, is aimed at realising the following objectives:

  •
  realise cost and revenue synergies

  •
  optimise the capital structure

  •
  strengthen the relationship capacity in the home territory (through the integration of the companies' brands and unification of the IT systems, also with advantages in more general terms of the integration of Cardine Finanziaria into the SANPAOLO IMI Group)

        The merger, subject to the required authorizations from Banca d'Italia, will take place without share issues since both the incorporating company and company to be incorporated are wholly owned by the single shareholder Cardine Finanziaria.

        Currently the Banca Agricola di Cerea has 18 branches (17 in the province of Verona), 150 employees and a profit of 1.4 million euro, with net equity of 50.1 million euro; the Cassa di Risparmio di Padova e Rovigo in turn has a network of more than 240 branches (130 in the province of Padova alone), has 3,100 employees and its financial statements show a profit of nearly 80 million euro, with net equity of 706.4 million euro.

*        *        *

        Following the Preliminary Agreement for the sale of the shares, the Shareholders' Agreement (due to lapse in June 2008) and the Framework Industrial Partnership Agreement signed among the Fondazione Cassa dei Risparmi di Forlì, SANPAOLO IMI and the Cassa di Risparmio di Firenze on 29 November 2000, the Fondazione has communicated its wish to exercise the First Tranche of the Sell Option, concerning 11,140,493 ordinary shares—11.66% of the equity capital—for a total price of € 90,349,398.23.

        For SANPAOLO IMI, the number of shares is 8,355,370—8.75% of the equity capital—for a countervalue of € 67,762,050.70.

        Upon completion of the sale, which will occur following the payment of the 2002 dividend, scheduled for next 8 May, SANPAOLO IMI's share in Cassa dei Risparmi di Forlì will pass from 21.02% to 29.77%.

        This reinforces the industrial partnership among the three banks, as evidenced by the various initiatives already in existence in retail banking, asset management, credit and credit risk management, foreign business and finance, investment banking and public works.

*        *        *

        The Board of Directors of SANPAOLO IMI has also decided that Pio Bussolotto will represent the Group in the Board of Directors of Cassa di Risparmio di Firenze and in the shareholders' Agreement of the Cassa.

        The Board of Directors of SANPAOLO IMI has addressed the subject of the designations of the new top management of certain Group companies whose term is due to expire shortly. These are the main indications:

  •
  Banca Fideuram: Chairman Rainer Masera, Managing director Ugo Ruffolo

  •
  Banca IMI: Chairman Luigi Maranzana, Managing director Carlo Corradini

  •
  Banca OPI: Chairman Alfonso Iozzo, Managing director Elia Colabraro.

Forward-Looking Statements—Private Securities Litigation Reform Act of 1995

The US Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This press release contains forward-looking statements which reflect management's current views on certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Furthermore, certain forward-looking statements are based upon assumptions of events which may not prove to be accurate. The following could cause actual results to differ materially from those projected or implied in any forward-looking statements: competitive conditions or unexpected changes in the markets served by Sanpaolo IMI, fiscal policy or plans in Italy or the European Union, unexpected turbulence in interest rates, foreign exchange rates or equity prices, regional or general changes in asset valuations, the business and financial condition of the company or its customers, Italian and foreign laws, regulations and taxes and the adequacy of loss reserves and general economic conditions in Italy and in other countries where Sanpaolo IMI conducts its business. These factors should not be considered as exhaustive. Because of such uncertainties and risks, readers should not place undue reliance on such forward-looking statements, which speak only as of the date of this press release. Sanpaolo IMI assumes no responsibility to update any such forward-looking statements.

Giorgio Spriano	+39 011 555 2822
Dean Quinn	+39 011 555 2593
Damiano Accattoli	+39 011 555 3590
Anna Monticelli	+39 011 555 2526
Alessia Allemani	+39 011 555 6147
Fax	+39 011 555 2989
e-mail	investor.relations@sanpaoloimi.com

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SIGNATURES
SANPAOLO IMI